ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 19, 2022	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Allison White

Re:	Registration Statement of Western Asset Funds, Inc. (the “Corporation”) (File No. 333-266831) on Form N-14, Filed on August 12, 2022

Dear Ms. White:

Thank you for your oral comments provided on September 6, 2022, regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of the Corporation’s registration statement on Form N-14, filed with the SEC on August 12, 2022 (the “Registration Statement”). The Registration Statement relates to the reorganization (the “Reorganization”) of Western Asset Global High Yield Bond Fund (“Global High Yield Bond Fund”), a series of Legg Mason Partners Income Trust, into the Western Asset High Yield Fund (“High Yield Fund” and, together with Global High Yield Bond Fund, the “Funds”), a series of the Corporation. The Corporation expects to file a Pre-Effective Amendment No. 1 to the Registration Statement to reflect the revisions discussed herein in response to the staff’s comments and to make certain non-material changes as appropriate.

The staff’s comments are summarized below, followed by the Corporation’s responses. Capitalized terms used and not defined herein have the meanings given to them in the Registration Statement.

Accounting Comments

1.

Comment: Please confirm in correspondence that amounts waived or reimbursed with respect to Global High Yield Bond Fund under its expense limitation arrangement will not be eligible to be recouped by the Adviser after the closing of the Reorganization. If such amounts waived or reimbursed will be eligible for recoupment by the Adviser after the closing of the Reorganization, please add appropriate disclosure in the Registration Statement.

Response: The Corporation so confirms.

- 2 -	September 19, 2022

Summary

2.

Comment: The staff notes the discussion of the Funds’ investment objectives, principal investment strategies and policies under the section entitled “Comparison of the Investment Objectives, Principal Investment Strategies, and Policies of Global High Yield Bond Fund with Those of High Yield Fund.” Please revise the disclosure to clarify the specific differences between the Funds with respect to the Funds’ investment objectives, principal investment strategies and policies, including any impact to the Acquiring Fund of moving away from the strategies of Global High Yield Bond Fund.

Response: In light of the staff’s comments, the Corporation intends to revise the discussion under the aforementioned section as set forth in Exhibit A to this letter, which is intended to replace the corresponding original disclosure in the Registration Statement under the heading “Comparison of the Investment Objectives, Principal Investment Strategies, and Policies of Global High Yield Bond Fund with Those of High Yield Fund” through and including the side-by-side comparison of Fund benchmarks.

3.	Comment: Please disclose in this section whether High Yield Fund focuses on debt securities of any particular maturity or duration.

Response: The Corporation intends to add the requested disclosure. See Exhibit A.

4.	Comment: Please consider disclosing in this section each Fund’s dollar weighted average maturity and effective duration.

Response: The Corporation intends to add the requested disclosure. See Exhibit A.

5.	Comment: Please disclose in this section how Global High Yield Bond Fund values derivatives for purposes of its 80% test.

Response: The Corporation intends to add the requested disclosure. See Exhibit A.

6.	Comment: Please disclose in this section whether High Yield Fund counts derivatives towards its 80% policy and if so, how the Fund values derivatives for purposes of its 80% test.

Response: The Corporation intends to add the requested disclosure. See Exhibit A.

7.

Comment: The second paragraph under the section entitled “Comparison of Fees and Expenses” states: “The following tables describe the fees and expenses that you may pay if you buy and hold shares of the Funds . . .” Please replace the bolded/underlined language with “buy, hold and sell . . .”

Response: The Corporation will make the requested change.

- 3 -	September 19, 2022

8.

Comment: The staff notes the section entitled “Comparison of Fees and Expenses” discusses the relevant shareholder fees and expenses. Please confirm whether Class C1 shares will be subject to a small account fee (with an annual maximum of $15.00 per account). If so, please disclose such fees in an appropriate footnote to the shareholder fees table.

Response: In light of the staff’s comment, the Corporation intends to add the following footnote by Class A in the “Shareholder fees” table:

Class C1 shares of Global High Yield Bond Fund will be converted to Class A shares of Global High Yield Bond Fund prior to the Reorganization. Accounts in Class C1 shares are subject to the small account fee. If the value of your account relating to Class C1 shares is below $1,000 ($250 for retirement plans that are not employer-sponsored), the Fund may charge you a fee of $3.75 per account that is determined and assessed quarterly by the Fund or your service agent (with an annual maximum of $15.00 per account).

Principal Risks of the Funds

9.	The second paragraph under this section states: “The following is a summary description of certain risks of investing in either of the Funds . . .”

a.	Comment: Please revise “certain risks of investing . . .” to “the principal risks of investing . . .”

Response: The Corporation will make the requested change.

b.

Comment: Please review the principal risk factors and confirm that the types of investments disclosed therein are referred to in the discussions of the Funds’ principal investment strategies. For example, the staff notes that this section refers to privately-issued and non-investment grade mortgage-backed securities and asset-backed securities, investments in various types of loans, and inflation-indexed securities.

Response: The Corporation intends to add the requested disclosure. See Exhibit A.

c.	Comment: Please confirm whether “Foreign investments and emerging markets risk” is a principal risk for High Yield Fund.

Response: The Corporation so confirms.

- 4 -	September 19, 2022

Information about the Reorganization

10.	Comment: The staff notes the use of the defined term “Exchange Date” under the section entitled “Agreement and Plan of Reorganization.” Please clarify what “Exchange Date” is referring to.

Response: The Corporation will delete the term “Exchange Date.”

11.	Comment: Please clarify what the last sentence under the section entitled “Trustees’ Considerations Relating to the Reorganization—Investment matters” refers to.

Response: As discussed, this sentence is a reference to the paragraph immediately above the comparison of fees and expenses section on page 3 of the information statement.

Please feel free to contact me at 617-951-7114 to discuss any additional questions or comments you may have regarding the Registration Statement. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann
Adam M. Schlichtmann

Exhibit A

Investment Objectives. The investment objectives of the Funds are very similar. Global High Yield Bond Fund seeks to maximize total return as its investment objective, while High Yield Fund seeks to maximize total return, consistent with prudent investment management, as its investment objective. Each Fund’s investment objective may be changed by the Board without shareholder approval and on notice to shareholders.

Principal Investment Strategies. The principal investment strategies of the Funds are generally similar. Both Funds have an 80% policy of investing in fixed income securities rated below investment grade, but High Yield Fund has lesser permitted allocations to non-U.S. securities and non-U.S. dollar denominated securities as described in the following paragraph. Each Fund’s 80% investment policy may be changed by the Board without shareholder approval upon 60 days’ prior notice to shareholders. For purposes of their 80% policies, both Funds count securities that are rated below investment grade at the time of purchase by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”) or that are of a comparable quality as determined by the subadviser. Both Funds consider securities that are rated below the Baa or BBB categories to be rated below investment grade. Securities rated below investment grade are commonly known as “junk bonds” or “high yield securities.” Both Funds also may invest in securities of any maturity and may engage in the same types of derivative transactions for hedging and non-hedging purposes, which may be taken into account when determining compliance with their 80% policies.

There are certain differences in principal investment policies and strategies, given Global High Yield Bond Fund’s broader global focus and larger allocation to investments in securities issued by emerging market issuers, resulting in certain different principal risks. Global High Yield Bond Fund primarily invests in high yield fixed income securities issued by U.S. and foreign companies and foreign governments and their agencies and instrumentalities. Specifically, under normal circumstances, Global High Yield Bond Fund invests in at least three countries (one of which may be the United States), it may invest without limit non-U.S. (or U.S.) dollar denominated foreign securities, and it invests up to 35% of its assets in sovereign debt issued by emerging market governmental issuers. In contrast, High Yield Fund’s permitted allocation to non-U.S. dollar denominated non-U.S. securities is limited to 20% of its total assets and it does not invest in emerging markets issuers as part of its principal investment strategy (although it may invest in emerging market countries to a lesser extent).

Global High Yield Bond Fund measures its performance against the Bloomberg Global High Yield Index (Hedged), while High Yield Fund measures its performance against the Bloomberg Barclays U.S. Corporate High Yield – 2% Issuer Cap Index.

As of August 31, 2022, the weighted average life and effective duration of each Fund was quite similar, although High Yield Fund’s positioning was somewhat shorter than Global High Yield Fund. As of August 31, 2022, the weighted average life of High Yield Bond Fund was 5.95 years and the Fund’s effective duration was 3.93 years, compared with slightly longer positioning of 6.34 years and 4.56 years, respectively, for Global High Yield Fund. Weighted average life is the average number of years to maturity for a Fund’s underlying holdings. Effective duration is a duration calculation for bonds with embedded options. Effective duration takes into account that expected cash flows will fluctuate as interest rates change. Duration measures the sensitivity of price (the value of principal) of a fixed-income investment to a change in interest rates.

For both Funds, in deciding among the securities in which the Fund may invest, the subadviser takes into account the credit quality, country of issue, interest rate, liquidity, maturity and yield of a security as well as other factors, including the Fund’s effective duration and prevailing and anticipated market conditions.

As part of their principal investment strategies, both Funds may invest in asset- and mortgage-backed securities, which includes privately-issued and non-investment grade mortgage-backed securities, asset-backed securities and collateralized debt obligations, as well as loans, including senior loans, junior (or other subordinated loans) and covenant-lite loans, and inflation-indexed securities.

With respect to both Funds, instead of, and/or in addition to, investing directly in particular securities, the Fund may use derivatives, including bond and interest rate futures, options on bond and interest rate futures, futures, swaps, foreign currency futures, forwards and options. In particular, the Funds may use interest rate swaps, credit default swaps (including buying and selling credit default swaps on individual securities and/or baskets of securities), options (including options on credit default swaps), and/or futures contracts to a significant extent, although the amounts invested in these instruments may change from time to time. To the extent that a Fund counts derivatives towards compliance with its 80% policy, such instruments are valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the subadviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value. The Funds may use currency related transactions involving futures contracts, options on futures contracts, indexed securities and other derivative instruments (collectively, “Financial Instruments”). These Financial Instruments may be used without limit, for either hedging purposes, or to implement a currency investment strategy.

The Funds may also engage in a variety of transactions using derivatives in order to change the investment characteristics of its portfolio (such as shortening or lengthening duration) and for other purposes.

The risk/return profile of the combined Fund following the Reorganization is expected to be substantially similar to the risk/return profile of High Yield Fund.

Diversification. Both Funds are classified as a diversified fund under the 1940 Act. Each Fund may only change to non-diversified status with the vote of the lesser of: (a) more than 50% of the outstanding shares of the Fund; or (b) 67% or more of the shares of the Fund present at a shareholders’ meeting if more than 50% of the outstanding shares of that Fund are represented at the meeting in person or by proxy.